Filed with the Securities Exchange Commission on March 6, 2001

                             SEC File No. 005-34214

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     ---------------------------------------

                               Amendment No. 4 to
                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            SonomaWest Holdings, Inc.
                        (Name of Subject Company--Issuer)
                            SonomaWest Holdings, Inc.
                         (Name of Filing Person--Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    83567109
                      (CUSIP Number of Class of Securities)

                                  Gary L. Hess
                            SonomaWest Holdings, Inc.
                             1448 Industrial Avenue
                          Sebastopol, California 95472
                                 (707) 824-2548

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                              Roger S. Mertz, Esq.
                     Allen Matkins Leck Gamble & Mallory LLP
                       333 Bush Street, Seventeenth Floor
                      San Francisco, California 94104-2806
                                 (415) 837-1515

                            CALCULATION OF FILING FEE
               --------------------------------------------------

              Transaction valuation            Amount of filing fee
              ---------------------            --------------------
                    $4,000,000*                      $800.00

   * Estimated for purposes of calculating the amount of the filing fee only.

The amount assumes the purchase of 500,000 shares of the SonomaWest Holdings, Inc.'s common stock, at $8.00 per share, in accordance with terms of the Offer described herein. The amount of the filing fee was calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934.

               --------------------------------------------------

         [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:     $600.00(1)
         Form or Registration No.:   005-34214
         Filing Party:               SonomaWest Holdings, Inc.
         Date Filed:                 January 16, 2001
         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
         [ ] third-party  tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [X] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------
[FN]

1  Additional $200.00 was paid on February 15, 2001.

                             INTRODUCTORY STATEMENT

     This Amendment No. 4 to Schedule TO (this "Statement") amends and supplements the Tender Offer Statement on Schedule TO filed on January 16, 2001 relating to the tender offer by SonomaWest Holdings, Inc., a California corporation (the "Company"), to purchase up to 375,000 shares (or such lesser number of shares that are properly tendered) of its common stock (the "Shares") tendered pursuant to the tender offer at a purchase price of $8.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2001, the Supplements thereto dated February 23, 2001 and March 6, 2001 (collectively, the "Offer to Purchase") and in the related Letters of Transmittal, copies of which are attached hereto as Exhibits (A)(1), (A)(2) and (A)(3) (which together with any amendments or supplements thereto, collectively constitute the "Offer"). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Statement, except as otherwise set forth below.

ITEM 12.  EXHIBITS.

         * (A)(1) Offer to Purchase dated January 8, 2001.

         * (A)(2) Form of Letter of Transmittal for Common Stock.

         * (A)(3) Form of Notice of Guaranteed Delivery.

         * (A)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         * (A)(5) Form of  Letter  to  Clients  for  use by  Brokers,
                  Dealers,   Commercial  Banks,  Trust  Companies  and  Other
                  Nominees.

         * (A)(6) Letter to Stockholders of the Company.

         * (A)(7) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

         * (A)(8) Text of Press Release issued by the Company, dated January 8, 2001.

        ** (A)(9) Text of Press Release  issued by the Company,  dated February
                  9, 2001.

      *** (A)(10) Text of Press Release issued by the Company, dated February
                  15, 2001.

     **** (A)(11) Supplement to Offer to Purchase dated February 23, 2001.

          (A)(12) Supplement to Offer to Purchase dated March 6, 2001.

          (A)(13) Text of Press Release issued by the Company, dated March 6, 2001.

  * Previously filed with Schedule TO (file No. 005-34214) filed with the SEC on January 16, 2001.

** Previously filed with Amendment No. 1 to Schedule TO (file No. 005-34214) filed with the SEC on February 9, 2001.

*** Previously filed with Amendment No. 2 to Schedule TO (file No. 005-34214) filed with the SEC on February 15, 2001.

****Previously filed with Amendment No. 3 to Schedule TO (file No. 005-34214 filed with the SEC on February 23, 2001.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2001

                                   SONOMAWEST HOLDINGS, INC.

                                   /s/ Gary L. Hess
                                   -----------------------------------
                                   By: Gary L. Hess
                                   Title: President

                                  EXHIBIT INDEX


         * (A)(1) Offer to Purchase dated January 8, 2001.

         * (A)(2) Form of Letter of Transmittal for Common Stock.

         * (A)(3) Form of Notice of Guaranteed Delivery.

         * (A)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         * (A)(5) Form of  Letter  to  Clients  for  use by  Brokers,
                  Dealers,   Commercial  Banks,  Trust  Companies  and  Other
                  Nominees.

         * (A)(6) Letter to Stockholders of the Company.

         * (A)(7) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

         * (A)(8) Text of Press Release issued by the Company, dated January 8, 2001.

        ** (A)(9) Text of Press Release  issued by the Company,  dated February
                  9, 2001.

       ***(A)(10) Text of Press Release issued by the Company, dated February
                  15, 2001.

      ****(A)(11) Supplement to Offer to Purchase dated February 23, 2001.

          (A)(12) Supplement to Offer to Purchase dated March 6, 2001.

          (A)(13) Text of Press Release issued by the Company, dated March 6, 2001.

  * Previously filed with Schedule TO (file No. 005-34214) filed with the SEC on January 16, 2001.

 ** Previously filed with Amendment No. 1 to Schedule TO (file No. 005-34214) filed with the SEC on February 9, 2001.

*** Previously filed with Amendment No. 2 to Schedule TO (file No. 005-34214) filed with the SEC on February 15, 2001.

****Previously filed with Amendment No. 3 to Schedule TO (file No. 005-34214 filed with the SEC on February 23, 2001.

                                 EXHIBIT(A)(12)

                            SONOMAWEST HOLDINGS, INC.
               1448 Industrial Avenue o Sebastopol, CA 95472-4848
                      Ph: 707 824-2548 o Fax: 707 824-2545
                           --------------------------

                                   SUPPLEMENT
                                       TO
                           OFFER TO PURCHASE FOR CASH
                           UP TO 500,000 SHARES OF ITS
                                  COMMON STOCK
                             AT $8.00 NET PER SHARE
                         -------------------------------

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,PACIFIC STANDARD TIME, ON WEDNESDAY, APRIL 4, 2001, UNLESS THE OFFER IS EXTENDED AS PROVIDED HEREIN.
                         -------------------------------

     This Supplement amends and updates the information contained in the Offer to Purchase dated January 16, 2001 and the Supplement thereto dated February 23, 2001, relating to the offer by SonomaWest Holdings, Inc., a California corporation (the "Company"), to purchase up to 500,000 shares of its common stock, no par value (the "Shares"), at $8.00 per Share, net to the seller in cash (the "Purchase Price"). All capitalized terms not defined herein shall have the meaning ascribed to them in the Offer to Purchase dated January 16, 2001.

     Extension of Offer. The Offer and Withdrawal Rights are hereby extended to 5:00 p.m. Pacific Standard time, on April 4, 2001, unless the Offer is further extended in the future. The Company currently does not contemplate extending the Offer beyond April 4, 2001. Payment for Shares will be made promptly after April 4, 2001 in accordance with the procedures described in the Offer to Purchase under the caption "The Offer--2. Acceptance for Payment and Payment".

                        -------------------------------

                               SUMMARY TERM SHEET

     The Summary Term Sheet contained in the Offer to Purchase dated January 16, 2001 and the Supplement thereto dated February 23, 2001, is hereby amended and supplemented by revising certain of the questions and responses included therein as set forth below and by adding the additional questions and responses set forth below. The Summary Term Sheet, as modified by the information contained in this Supplement, highlights all material features of the Offer by the Company to buy up to 500,000 shares of its Common Stock.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     You may tender your shares anytime prior to the expiration of the Offer. The Offer will expire at 5:00 p.m., Pacific Standard Time, on April 4, 2001, if the offering period is not extended. See "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares."

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw previously tendered shares until 5:00 p.m., Pacific Standard Time, April 4, 2001, unless the Offer is extended. If the Offer is extended, you may withdraw previously tendered shares until the end of the extension period. See "THE OFFER - 4. Withdrawal Rights."

                                OFFER TO PURCHASE

     Section 1 of the Offer to Purchase, "THE OFFER - 1. Terms of the Offer", is amended by revising the first paragraph thereof to read in its entirety as follows:

     Upon the terms and subject to the conditions of the Offer, the Company will purchase up to 500,000 Shares of the Company's common stock that are validly tendered by stockholders and not properly withdrawn (in accordance with "THE OFFER - 4. Withdrawal Rights") prior to the Expiration Date at $8.00 per share. The later of 5 p.m. Pacific Standard time, on Wednesday, April 4, 2001, or the latest time and date to which the Offer is extended, is referred to herein as the "Expiration Date." The Company may extend the Expiration Date for an additional period or periods of time by making public announcement and giving oral or written notice of the extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw the Shares. See "THE OFFER -
4. Withdrawal Rights." The Offer is not conditioned on any minimum number of Shares being tendered.

                                 EXHIBIT(A)(13)
March 7, 2001

NEWS RELEASE

Contact: Gary L. Hess, President (707) 824-2548

Headline: SonomaWest Holdings Announces Extension of Tender Offer

SEBASTOPOL,  CA  ....................  SonomaWest Holdings,  Inc. (NASDAQ: SWHI)
(formerly Vacu-dry Company) today announced that it is extending the expiration date of its tender offer for shares of its common stock until 5:00 p.m., Pacific Standard Time, on Wednesday, April 4, 2001. The tender offer had been scheduled to expire at 5:00 p.m., Pacific Standard Time, on Friday, March 23, 2001.

SonomaWest Holdings has been advised by Continental Stock Transfer & Trust Company, the depository for the offer, that as of March 6, 2001 approximately 628,049 shares of SonomaWest Holdings common stock (approximately 41% of the outstanding shares of common stock) had been validly tendered and not withdrawn pursuant to the offer. The maximum number of shares of its common stock that the Company is obligated to purchase pursuant to the terms of the offer is 500,000 shares. In the event that the offer is oversubscribed, the Company will purchase the shares tendered by the shareholders on a pro rata basis.